A2Z ANNOUNCES UPDATE ON ANNUAL 2019 FINANCIAL STATEMENTS AND FIRST QUARTER 2020 FINANCIAL STATEMENT FILINGS

VANCOUVER, BC / ACCESSWIRE / June 1, 2020 / A2Z Technologies Canada Corp. ("A2Z" or the "Company") (TSXV:AZ)(FSE:A23), a pioneer in military robotics, services, and innovation in the auto industry, wishes to provide an update with respect to: (i) the filing its audited annual financial statements for the year end December 31, 2019 and the related management discussion and analysis ("**MD&A**"); and (ii) the filing of the interim financial statements and related MD&A with respect to the interim period ended March 31, 2020. The Company will invoke the British Columbia Securities Commission BC Instrument 51-515 ("**BCI 51-515**") extending deadlines to file financial statements and MD&A's. Pursuant to BCI 51-515, the Company is relying on the relief therein for its audited financial statements, for the year end December 31, 2020, as required by Section 4.2 of National Instrument 51-102, the interim financial period ended March 31, 2020, as required by Section 4.3 of National Instrument 51-102 and the related MD&A as required by section 5.1(2) of National Instrument 51-102.

The Company estimates that the audited financial statements and the MD&A will be filed no later than June 15, 2020 and the interim financial statements and the related MD&A will be filed no later than July 15, 2020.

Until the Company has filed and announced the required financial statements and related MD&A's, all management and other insiders are subject to the Company's share trading and black-out policy that reflects the principals in section 9 of National Policy 11-207 Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions.

There have been no material business developments since the date of the interim financial statements for the nine-month period ended September 30, 2019 that were filed on November 7, 2019.

BUSINESS OF A2Z

ABOUT A2Z Technologies Canada Corp.

A2Z Technologies Canada Corp. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

Highlights:

Core Business: A2Z's line of products include unmanned remote-controlled vehicles of various sizes designed for intricate bomb disposal, counter terrorism, and firefighting, as well as energy storage power packs/generators. A2Z also provides maintenance services to both external and in-house complex electronic systems and products to over 75 clients.

A2Z has been an Israel Ministry of Defense contractor for over 30 years and a significant portion of its business is long-term service contracts.

Expansion into Civilian Markets: To drive growth, A2Z plans to adapt its military technologies for the much larger civilian markets. One patent-pending product is a capsule (FTICS) that prevents vehicle fires resulting from collisions. A2Z has also been granted a

patent for a smart vehicle cover device that protects automobiles from the elements while the vehicle is parked and is stowed away safely in the vehicle's bumper when not in use.

Fuel Tank Intelligent Containment System (FTICS): In the event of a collision, the FTICS system installed into the fuel tank prevents the ignition of fuel, thereby mitigating the spread of fire and explosion, minimizing risk to human life and property damage. According to the NFPA, from 2014 to 2016, an estimated 171,500 highway vehicle fires occurred in the United States, resulting in an annual average of 345 deaths, 1,300 injuries, and $1.1 billion in property loss annually. Click Here for an explanatory video of the FTICS.

For more information regarding A2Z, please visit the Company's website at www.a2zas.com.

Twitter: @A2Z_Advanced

On Behalf of the Board,

Bentsur Joseph, CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may include forward-looking statements that are subject to inherent risks and uncertainties. All statements within this news release, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those described in forward-looking statements. Factors that could cause actual results to differ materially from those described in forward-looking statements include fluctuations in market prices, including metal prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under applicable laws.